

January 30, 2009

Mr. Kenneth R. Rux
Chief Financial Officer
Sterling Mining Company
2201 N. Government Way, Ste E
Coeur d'Alene, ID 83814

> **Re: Sterling Mining Company**
> **Form 8-K**
> **Filed January 22, 2009**
> **File No. 000-51669**

Dear Mr. Rux:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed January 22, 2009

1.   We note you state, "…there were no reportable events, as that term is defined in Item 304(a)(1)(v) of Regulation S-K, *except for the Accountant's report*." Please amend your filing to expand your disclosure to identify what accountant's report you are referring to, and provide the information required by Item 304(a)(1)(v) of Regulation S-K regarding such reportable event that your former accountant advised you of during the quarter and subsequent interim period through the date of their resignation.

Also, please revise to disclose the nature of accounting errors and misapplication of accounting principles, if any, associated with the reportable events. If various in type, clearly disclose the nature of each type of error or misapplication, and clarify the effect of the errors or misapplications on previously issued financial statements. If there was no effect on the financial statements, explain why not in your amendment. Refer to Regulation S-K Items 304(a)(1)(iv) and (v) for further guidance.

2.   Please include a revised, updated letter from your former accountant addressing the revised disclosures in your amendment.

3.   We note that you have not engaged a new accountant to audit your annual financial statements. When you engage a new accountant, please report the engagement in a new Form 8-K, and comply with the requirements of Item 304(a)(2) of Regulation S-K. In making any disclosures about consultations with your new, as well as any interim, accountants, please ensure you disclose any consultations up through the date of engagement.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact me at (202) 551-3863.

Sincerely,

Donald F. Delaney
Senior Staff Accountant